www.linkedin.com/in/vuhho
(LinkedIn)

Top Skills

Product Development

New Customer Acquisitions

Software Development

Languages

Vietnamese

Vu Ho

Founder & CEO of HITMKR

Los Angeles, California, United States

Summary

I have experience in the music and data/software industry. I love to solve both technical and people challenges. I enjoy applying creative solutions and building talented teams to solve difficult problems.

Experience

HITMKR
Founder & CEO
April 2022 - Present (3 years 7 months)
Los Angeles, California, United States

Building solutions for the creative community

Antler
Founder In Residence
June 2022 - August 2022 (3 months)
Austin, Texas, United States

Developing HITMKR as part of Antler's Austin Residency

Atlassian
6 years 6 months

Engineering Manager - Jira Align
May 2021 - April 2022 (1 year)
Austin, Texas, United States

Leading an engineer team focused on delivering solutions for in-product data and reporting.

Engineering Manager - GTM
April 2020 - May 2021 (1 year 2 months)
Austin, Texas, United States

Managing Customer Insight team as part of Go-To-Market Data Engineering.

Data Architect
June 2019 - April 2020 (11 months)
Austin, Texas Area

Senior Data Engineer - Master Data Platform
April 2018 - June 2019 (1 year 3 months)
Austin, Texas Area

• Building services for a master data platform

• Python development

Senior Data Engineer
November 2015 - June 2019 (3 years 8 months)
Austin, Texas Area

• Designed and developed entire data pipeline for the Support department, from integration of source data, building out the core data model, to setting up the logical data model for reporting

• Designed and developed ETL platform that orchestrates and execute hive query language and python on top of hive/hadoop systems

• Participated in systems migration and headed the effort for overhauling reporting components

• Designed and developed data models, automation and integration, and software solutions

• Provided technical mentorship to data engineers and analysts

• Provided technical consultation for project and product managers throughout the project lifecycle

• Created technical roadmaps, prioritize engineering initiatives, and headed the engineering efforts to push projects to completion

• Established data engineering pipeline and coding standards for incoming data engineers

National Instruments
Data Warehouse Programmer Analyst
June 2011 - October 2015 (4 years 5 months)
Austin, Texas Area

• Developed software applications to streamlined the company's worldwide effort for better visibility between Sales and marketing

• Integrated Salesforce and Eloqua cloud services with Data Warehouse by using enterprise integration tools

• Designed physical and logical models for departmental projects with data warehousing components using SQL Developer Data Modeler and knowledge of star schema methodology

• Developed PLSQL code and OBIEE development in company-wide project to capture customer software usage for fraud prevention and forecast license and contract renewals

• Developed complex Common Information Models within OBIEE to provide stakeholders with the capability to do reporting and complex analytics used by management

Taxease
Data Analyst Intern
May 2008 - May 2010 (2 years 1 month)
• Data mining and consolidation

Education

The University of Texas at Austin
Bachelor of Business Administration, Management Information Systems · (2007 - 2011)